Polycom, Inc. 6001 America Center Drive P.O. Box 641390 San Jose, CA 95164	TEL 408-586-6000	www.polycom.com

September 3, 2015

Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Polycom, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 20, 2015

File No. 0-27978

Dear Mr. Pacho:

In response to your letter dated August 5, 2015 (the “Comment Letter”) regarding the above referenced Annual Report on Form 10-K (the “Form 10-K”), Polycom, Inc. (the “Company” or “we”) submits this letter in response to the comments from the staff of the Securities and Exchange Commission (the “Staff”) set forth in the Comment Letter. To facilitate the Staff’s review, we have recited the comments from the Staff in italicized, bold type and have followed each comment with our response. Our response is set forth in ordinary type, other than the existing disclosure in the Form 10-K, which is in italicized type, and proposed additional disclosure, which is in italicized, underlined type. All page references herein correspond to the pages of the Form 10-K.

If you have any questions with respect to our response, please do not hesitate to call us at the telephone number listed at the end of this letter.

Results of Operations for the Three Years Ended December 31, 2014

Provision for Income Taxes from Continuing Operations, page 47

1. Please revise to explain in greater detail the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries where you have lower statutory tax rates. Consider explaining the relationship between the foreign and domestic effective tax rates in greater detail. It appears as though separately discussing the foreign effective income tax rates is important information necessary to understanding your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

We respectfully advise the Staff that we have addressed the impact of our effective income tax rates and obligations of having proportionally higher earnings in countries where we have lower statutory tax rates in the Notes to the Consolidated Financial Statements. Pages F-36 through F-37 disclose income (loss) from continuing operations before income taxes geographically and reflect our proportionally higher earnings in foreign jurisdictions for the periods presented. In addition, we disclose the foreign tax rate differential in our statutory rate reconciliation, and on page F-36, we disclose the geographical breakdown of current and deferred taxes accrued for each period presented.

In addition, in future filings, we will expand and supplement our discussion substantially consistent with the following for the relevant periods required in such filings, in the Results of Operations section of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) pursuant to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350:

Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Re: Polycom, Inc. Form 10-K for the Fiscal Year Ended December 31, 2014

Provision for Income Taxes from Continuing Operations

	Year Ended December 31,
$ in thousands	2014	2013	2012
Income tax expense (benefit) from continuing operations	$956	$(3,669)	$39,467
Effective tax rate	2.2%	16.5%	1,579.9%

We are subject to income taxes in the U.S. and numerous foreign jurisdictions, and our effective tax rate reflects the applicable tax rates in effect in the various tax jurisdictions around the world where our income is earned. Our effective tax rate differs from the U.S. Federal statutory rate of 35%, primarily due to the tax impact of foreign profits in lower tax jurisdictions, state taxes, R&D tax credits, domestic manufacturing deductions, non-deductible stock based compensation, changes in reserves for uncertain tax positions, and intercompany transactions associated with our intellectual property. A significant portion of our pretax income is earned and taxed outside the U.S. The impacts on tax provision due to lower statutory tax rates in foreign jurisdictions were benefits of approximately $14.0 million and $10.2 million in 2014 and 2012, respectively, and expense of approximately $7.1 million in 2013. The foreign effective tax rates for 2014, 2013 and 2012 were 15.2%, (202.9%) and 15.9%, respectively. In addition, our effective income tax rate can be impacted each year by discrete factors or events. Our effective tax rates for 2014 and 2013 were not significantly impacted by discrete items; however, our 2012 effective tax rate includes the impact of $38.8 million in federal and state taxes recorded on $103.3 million related to the tax consequences of a global restructuring project. For further discussion of our income tax provision, see Note 18 of the Notes to Consolidated Financial Statements.

Liquidity and Capital Resources, page 52

2. We note that you consider your principal sources of liquidity to include cash and cash equivalents, short- and long-term investments. To help us better understand your disclosure, please tell us why you have included long-term investments as one of your principal sources of liquidity. Disclose the amount of cash, cash equivalents and short-term investments held by subsidiaries outside of the United States.

We respectfully advise the Staff that our liquidity disclosure addresses our sources of liquidity on both a short-term and long-term basis pursuant to the instructions to Item 303(a) of Regulation S-K. Our long-term investments are comprised of U.S. government and agency securities, and corporate debt securities with Moody’s ratings ranging from A2 to Aaa and Standard & Poor’s ratings ranging from A to AA+. These high-quality investments have maturity dates ranging from one to two years and have been a significant source of cash for us upon maturity.

In future filings, we will disclose the amount of cash, cash equivalents, short-term investments and long-term investments held by subsidiaries outside of the United States similar to the following in the Liquidity and Capital Resources section of the MD&A:

The amount of cash, cash equivalents, short-term investments, and long-term investments held by subsidiaries outside of the United States is as follows:

	December 31, 2014
(in thousands)	US	Non -US
Cash and cash equivalents	$137,040	$306,092
Short-term investments	89,254	96,529
Long-term investments	43,182	16,015

Total cash, cash equivalents and investments	$269,476	$418,636

Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Re: Polycom, Inc. Form 10-K for the Fiscal Year Ended December 31, 2014

Note 18. Income Taxes, page F-36

3. We note that continuing operations in the United States have generated losses before income taxes for the past three years and that the cumulative amount of earnings upon which U.S. income tax has not been provided is approximately $339.6 million. Please disclose whether or not there have been repatriations during the periods presented in your financial statements, and if so, describe the nature, amounts, timing and special circumstances surrounding these repatriations. To the extent that you do not intend to repatriate foreign earnings, state this assertion in your disclosure.

We respectfully advise the Staff that there have not been repatriations during the periods presented in our financial statements in the Form 10-K. In future filings, we will include the following assertion in the Income Taxes section of the Notes to the Financial Statements:

Our current intent is to permanently reinvest all earnings of our foreign operations as we have appropriate operational needs for this cash in our international business. Further, our current operating plans do not demonstrate a need to repatriate foreign earnings to fund our U.S. operations.

Note 18. Income Taxes, page F-36

4. Please tell us how you evaluated the criteria for the exception to recognition of a deferred tax liability in accordance with ASC 740-30-25-17 and 18 for undistributed earnings that are intended to be indefinitely reinvested. Describe the type of evidence that sufficiently demonstrates that remittance of earnings will be postponed indefinitely.

We respectfully advise the Staff that pursuant to ASC 740-30-25-17, the presumption that all undistributed earnings will be transferred to the parent entity may be overcome, and no income taxes shall be accrued by the parent entity (in the period the income is generated), if sufficient evidence shows that the subsidiary has reinvested or will reinvest the undistributed earnings indefinitely or that the earnings will be remitted in a tax-free liquidation. We regularly review the components of our undistributed foreign earnings and evaluate our global funding sources and needs to reaffirm that foreign earnings will continue to be permanently reinvested.

In order to support our assertion for the fiscal year ended December 31, 2014 that undistributed earnings were intended to be indefinitely reinvested, and therefore do not require recognition of a deferred tax liability in accordance with ASC 740-30-25-17 and 18, a number of factors were assessed. Several key factors on which our ultimate conclusion was based were as follows:

1)	Financial requirements of our foreign subsidiaries (sources and uses of cash)

•	We believed that a large share of our future growth would continue to come from foreign operations, which would require continued investment. In the fiscal year ended December 31, 2014, 51% of worldwide sales were attributable to our foreign subsidiaries. Although the effects of macro-economic factors could be disruptive, our international performance showed continuing strong growth potential. We expected this trend to continue or increase during 2015 and beyond, supporting the need to invest in non-U.S. operations and initiatives.

•	Management’s plans for international growth could include inorganic growth through acquisitions of foreign entities or of domestic corporations with substantial foreign subsidiaries or operations. While the landscape of potential acquisition targets might be constantly shifting, foreign acquisitions would remain a significant part of our growth strategy and could result in substantial outlays of cash generated by foreign earnings.

Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Re: Polycom, Inc. Form 10-K for the Fiscal Year Ended December 31, 2014

•	We continued to make strategic decisions aimed at growing our global markets, especially in the Asia Pacific region. Through 2015, we expected to continue to increase the investment in our China and India operations. We were also looking to expand our activities to new markets.

•	As discussed in the Liquidity and Capital Resources section of the MD&A, we had $418.6 million of cash, cash equivalents and investments outside of the U.S. as of December 31, 2014 that we deem to be necessary to fund our foreign operations based on the above considerations.

2)	Financial requirements of the U.S. parent company (sources and uses of cash)

•	As discussed in the Liquidity and Capital Resources section of the MD&A, we had $269.5 million of cash, cash equivalents and investments in the U.S. as of December 31, 2014 that we deem to be sufficient to fund our U.S. operations based on the above considerations. In addition, we believe we have the ability to borrow additional funds in the U.S., as may be necessary to fund management’s strategic plans.

•	Periodically, we have engaged in stock repurchase programs, authorized by the Board of Directors, which can create a significant demand on cash in the U.S. However, the amount and timing of stock repurchases is at the discretion of management. It is management’s intention not to execute a stock repurchase if such activity would require repatriating foreign earnings. To date, we have fully funded all stock repurchases from cash generated by our U.S. business and borrowings in the U.S.

The aforementioned factors supported our assertion that foreign earnings would be permanently reinvested to finance continued growth and expanding operational requirements internationally.

*****

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please do not hesitate to call me with any questions or our response at (408) 586-4258.

Sincerely,

/s/ LAURA J. DURR

Laura J. Durr

Chief Financial Officer, Chief Accounting Officer, and Executive Vice President